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                                                                    EXHIBIT 99.1

                 [INTERNATIONAL URANIUM CORPORATION LETTERHEAD]

                                  NEWS RELEASE

                             1999 YEAR END RESULTS

FEBRUARY 4, 2000 (IUC - TSE) ... INTERNATIONAL URANIUM CORPORATION (the "Company") reported today a loss for the fiscal year ending September 30, 1999 of just under US$17.1 million, or approximately US$0.26 (Cdn$0.38) per share. Of this loss, approximately US$7.7 million was for the write down of the Company's uranium and vanadium inventories, and US$7.0 million was for the write off of the carrying value of all of its U.S. mineral properties. Both of these adjustments were due primarily to very weak commodity prices. The Company's working capital remained strong at approximately US$11.6 million, or just under US$0.18 (Cdn$0.26) per share, as at the end of the fiscal year.

Total revenues for the year were US$14,046,832. Of this amount, uranium sales accounted for US$9,758,317 and process milling fees associated with the Company's alternate feed activities accounted for US$4,288,515.

During fiscal year 1999, IUC continued with its conventional mining, milling and exploration programs. Unfortunately, like so many other resource companies, these programs felt the effect of declining commodity market prices during the year. The Company's Colorado Plateau mines which were put into production in late 1997 were shut down in mid-1999 because of continuing weak uranium and sharply weaker vanadium prices. The Company did mine approximately 81,000 tons of uranium/vanadium ores, which were subsequently milled later in the year. The Company also terminated its ore purchase program at the same time it ceased mining operations at these mines.

The uranium/vanadium ores that were mined from the Company's operations and the small amount of purchased ore were milled during the year at the Company's White Mesa Mill. Because of the reduced tonnage, however, the conventional mill run was much shorter than originally anticipated. This impacted operating efficiencies and, ultimately, unit production costs. In addition, certain operational problems were encountered with the vanadium circuit, which had not operated since 1990, resulting in lower realized recoveries during this production run. Nevertheless, during the conventional mill run, which ended in November 1999, the Company did successfully recover approximately 487,000 pounds of uranium concentrates and approximately 2.0 million pounds of vanadium concentrates.

In the area of property development and exploration, the Company's 70% owned Gurvan-Saihan Joint Venture, which discovered a new uranium mineral deposit in the Hairhan region of Mongolia and delineated over 22 million pounds of uranium resources during the field seasons of 1997 and 1998, was placed on standby during the past fiscal year. In addition, the Company also suspended all licensing work on its Reno Creek in situ leach property during the fiscal year. Both of these actions were directly attributable to the weak uranium market.

While declining commodity prices seriously affected our conventional mining, milling and exploration programs, IUC did have some notable success in the development of its alternate feed, or uranium-


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bearing waste recycling business. During the past fiscal year, the Company was awarded its second contract under the U.S. government's Formerly Utilized Sites Remedial Action Program ("FUSRAP") for the Ashland 1 site, near Buffalo, New York. This contract is a multi-year contract that involves over 100,000 tons of uranium bearing soils that will be processed through the Mill. IUC also received NRC approval to receive alternate feed materials from a third FUSRAP project with sites located in and around St. Louis, Missouri, which paves the way for IUC to pursue a commercial contract for this material. In addition, IUC concluded contracts with other private sector facilities for the recycling of uranium-bearing waste materials during the year. Despite this success, however, the Company has not to date developed a sufficient backlog of alternate feed business to allow the Mill to operate efficiently on a continuous basis. Developing this backlog will be a prerequisite if the Company is to continue with its pursuit of this business in the future. If the Company cannot develop this backlog in the near future, it may pursue other business opportunities.

While the basic fundamentals for both the uranium and vanadium markets remain positive, IUC does not believe that either of these markets are likely to show any appreciable and sustainable price recovery for the next few years. As a result, the Company intends to marshal its resources and concentrate solely on the continuing development of the alternate feed business. This business does not depend in any significant way upon the market price for uranium. In many cases, the generators of these alternate feed materials are willing to pay a recycling fee to IUC to process these materials to recover uranium and then dispose of the resulting tailings. This gives IUC the ability to process these alternate feeds and generate revenues that are largely independent of uranium market prices.

IUC intends to reduce its expenditures on its U.S. and Mongolian uranium resource properties to minimum levels and increase its focus on, and investment in, the development of the alternate feed business. This will include the aggressive pursuit of contracts for the supply of uranium-bearing waste materials for recycle through the White Mesa Mill, as well as the pursuit of other uranium contaminated materials that contain other valuable metals that could be recovered at the Mill. In addition, IUC will continue to try to resolve the remaining regulatory uncertainties associated with this business. Building upon the success we have had in the regulatory arena to date, we believe this can be accomplished before the end of the 2000 fiscal year.

Headquartered in Denver, Colorado, IUC is engaged in the business of recycling uranium-bearing waste products as an environmentally superior alternative to the direct disposal of these waste products. In addition, IUC is engaged in the selling and trading of uranium recovered from these operations and other commercial activities in the international nuclear fuel market. IUC also produces and sells vanadium and other metals that can be produced as a co-product with uranium.

                             ON BEHALF OF THE BOARD

                                "Earl E. Hoellen"
                                    President

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

INTERNATIONAL URANIUM CORPORATION WISHES TO CAUTION READERS THAT DISCLOSURES MADE IN THE FOREGOING PRESS RELEASE TO SHAREHOLDERS, WHICH ARE NOT HISTORICAL FACTS, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, VOLATILITY AND SENSITIVITY TO MARKET PRICES FOR URANIUM AND VANADIUM, COMPETITION, ENVIRONMENTAL REGULATIONS, THE IMPACT OF CHANGES IN FOREIGN CURRENCIES' EXCHANGE RATES, POLITICAL RISK ARISING FROM OPERATING IN MONGOLIA, CHANGES IN GOVERNMENT REGULATION AND POLICIES INCLUDING TRADE LAWS AND POLICIES, DEMAND FOR NUCLEAR POWER, DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS, REPLACEMENT OF RESERVES AND PRODUCTION, RECEIPT OF PERMITS AND APPROVALS FROM GOVERNMENTAL AUTHORITIES (INCLUDING AMENDMENTS FOR EACH ALTERNATE FEED TRANSACTION) AND OTHER OPERATING AND DEVELOPMENT RISKS. AS A RESULT OF THE FOREGOING AND OTHER FACTORS, NO ASSURANCE CAN BE GIVEN AS TO THE FUTURE RESULTS, LEVELS OF ACTIVITY AND ACHIEVEMENT.

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842